FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of July 11, 2003

TAG Oil Ltd.

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B. T2S 0B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: July 11, 2003                  "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:                                                TAG OIL LTD.

ISSUER ADDRESS:                                                SUITE 400, 534 17th AVENUE SW
                                                                                 CALGARY ALBERTA
                                                                                 T2S 0B1

ISSUER TELEPHONE NUMBER:                          (403) 770-1934

CONTACT PERSON:                                             GARTH JOHNSON

CONTACT'S POSITION:                                       CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:                    (604) 682-6496

CONTACT E-MAIL ADDRESS:                           ir@tagoil.com

WEB SITE ADDRESS:                                           www.tagoil.com

FOR QUARTER ENDED:                                        MARCH 31, 2003

DATE OF REPORT:                                                JULY 11, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead                        "Drew Cadenhead"                  03/07/11
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)            DATE SIGNED(YY/MM/DD)

Garth Johnson                              "Garth Johnson"                        03/07/11
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)            DATE SIGNED(YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401-905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.,

We have audited the consolidated balance sheets of TAG Oil Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows, and schedules of general and administrative expenses for each of the years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TAG Oil Ltd. as at March 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2003 in accordance with generally accepted accounting principles in Canada and the United States of America. As required by the Yukon Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"DE VISSER GRAY"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

Canada

July 18, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated July 11, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"DE VISSER GRAY"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

Canada

July 11, 2003

TAG OIL LTD.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at March 31,	2003	2002

Assets

Current

Cash and cash equivalents	$ 1,111,267	$ 2,211,443
Accounts receivable	81,867	4,447
Marketable securities (Note 3)	3,300	5,500
Prepaid expenses	48,795	2,329

	1,245,229	2,223,719
Oil and gas properties (Note 4)	521,041	457,812
Property and equipment (Note 5)	400,583	413,841

Total Assets	$ 2,166,853	$ 3,095,372

Liabilities

Accounts payable and accrued liabilities	$ 27,553	$ 216,610
Due to related parties (Note 8)	81,592	11,015

	109,145	227,625
Reclamation liability	-	50,000

Total Liabilities	109,145	277,625

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at March 31, 2003:
6,278,061; March 31, 2002: 5,878,061 (Note 6a)	10,584,745	10,349,531
Deficit	(8,527,037)	(7,531,784)

Total Shareholders' Equity	2,057,708	2,817,747

Total Liabilities and Shareholders' Equity	$ 2,166,853	$ 3,095,372

Approved by the Board of Directors:

_____________________                              _______________________

Garth Johnson, Director                               Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

Expenses

General and administrative (Schedule)	827,989	211,827	150,465

Loss before other items	(827,989)	(211,827)	(150,465)

Other Items

Interest income	43,470	83,691	108,360
Rental income	23,000	4,000	-
Gain on sale of marketable securities	3,656	-	18,776
Write-down of marketable securities	-	(7,000)	-
Write-off of capital assets	(6,216)	-	-
Write-down of oil and gas properties	(454,150)	-	(504,679)
Recovery of costs (Note 11)	222,976	-	23,100

Net loss for the year	(995,253)	(131,136)	(504,908)

Deficit - Beginning of year	(7,531,784)	(7,400,648)	(6,895,740)

Deficit - End of year	$ (8,527,037)	$ (7,531,784)	$ (7,400,648)

Loss per share (Note 7)	$ (0.16)	$ (0.03)	$ (0.27)

Weighted average number of shares
outstanding	6,122,445	5,154,773	1,878,061

See accompanying notes to the consolidated financial statements

TAG OIL LTD.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

Operating Activities

Net loss for the year	$ (995,253)	$ (131,136)	$ (504,908)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	(77,420)	18,206	(17,632)
Due to/from related parties	70,577	(20,623)	(37,657)
Prepaid expenses	(46,466)	-	12,633
Accounts payable and accrued liabilities	(16,081)	27,192	(40,788)
Adjustments for non-cash operating items:
Amortization	14,532	8,923	9,970
Stock Option Compensation	110,606	-	-
Write-down of oil and gas properties	454,150	-	504,679
Write-down of marketable securities	-	7,000	-
Write-off of capital assets	6,216	-	-
Recovery of costs	(222,976)	-	-
Gain on sale of marketable securities	(3,656)	-	(18,776)

Net cash used in operating activities	(705,771)	(90,438)	(92,479)

Financing Activities

Common shares issued for cash	124,608	915,420	-

Net cash provided by financing activities	124,608	915,420	-

Investing Activities

Net oil and gas cost (exploration) recovery	(517,379)	13,822	(649,346)
Purchase of property and equipment	(7,490)	(391,591)	(2,666)
Proceeds from sale of marketable securities	5,856	-	35,529

Net cash used in investing activities	(519,013)	(377,769)	(616,483)

Net (decrease) increase in cash during the year	(1,100,176)	447,213	(708,962)
Cash position - Beginning of year	2,211,443	1,764,230	2,473,192

Cash position - End of year	$ 1,111,267	$ 2,211,443	$ 1,764,230

See accompanying notes to the consolidated financial statements

TAG OIL LTD.

Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2003	2002	2001

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 10,947	$ 13,097	$ 16,843
Amortization	14,532	8,923	9,970
Consulting fees, inclusive of stock-based compensation (Note 6b)	207,801	33,062	17,354
Corporate relations and development	37,953	17,329	11,730
Directors fees	87,175	-	-
Filing and transfer agency fees	21,960	15,071	5,591
Foreign exchange loss (gain)	80,463	(39,129)	6,580
General exploration	2,132	4,888	-
Investor relations	62,250	-	-
Legal	23,576	45,620	8,039
Office and miscellaneous	46,022	14,987	15,035
Printing	26,051	9,747	3,099
Property taxes	3,447	-	-
Rent	26,169	18,643	8,241
Telephone	16,558	9,684	5,180
Travel	55,768	1,954	855
Wages and benefits	85,172	57,951	41,948
Website development	20,013	-	-

	$ 827,989	$ 211,827	$ 150,465

See accompanying notes to the consolidated financial statements

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs and the accrual for future site reclamation costs. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 13.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company's investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c) Joint Operations

Substantially all of the Company's activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Fair Value of Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f) Revenue Recognition

Revenues are recognized upon the sale and delivery of the Company's oil and gas production.

g) Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations in accordance with Canadian guidelines. Under this method, all costs associated with the acquisition of, exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all costs in a particular cost center have been recovered, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments to capitalized costs and written off to expense.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A ceiling and impairment test is applied to each cost center and to the aggregate of all cost centers by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. Further, the ceiling or impairment test for the aggregate of all cost centers is required to include the effects of future removal and site restoration costs, general and administrative expenses, financing costs and income taxes.

The estimation of future net revenues is based upon prices, costs and regulations in effect at each year end.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.

In general, the Company may write-off any unproved property under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved property;

ii) negative results were obtained from studies of the unproved property;

iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or

iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i) Property and Equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis as follows:

Building, furniture and office equipment 4%, 20% and 30%

Leasehold improvements are amortized on a straight-line basis over five years. For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

j) Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

l) Stock Based Compensation

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized in these consolidated financial statements using a fair value based method.

Refer to Note 6

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2002: 10,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2002: $5,500). At March 31, 2003, the market value of these shares was $6,900 (March 31, 2002: $5,500).

During the 2003 fiscal year, the Company sold 4,000 (2002: Nil) shares of Tenke for cash proceeds of $5,856 (2002: Nil), net of commissions, resulting in a gain of $3,656.

NOTE 4 - OIL AND GAS PROPERTIES

		Additions/
	Net Book	(Recoveries)	Write-down of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2002	Period	Properties	March 31, 2003

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ -	$ -	$ 76,695
PEP 38741	-	366,201	-	366,201
PEP 38480	-	45,042	-	45,042
PPP 38761	-	33,102	-	33,102
PEP 38723	-	72,661	(72,661)	-
Papua New Guinea - PPL 192	381,117	373	(381,489)	1

Total Unproved	$ 457,812	$ 517,379	$ (454,150)	$ 521,041

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

The Company's oil and gas properties are located in New Zealand and Papua New Guinea and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the respective national governments. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a) New Zealand - PEP 38256

The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area. After the amendment the other participant interests' are AMG Oil Ltd. (52.5%), Indo-Pacific Energy Limited (20%), as the operator, Magellan Petroleum (NZ) Limited (7.5%) and Orion Exploration Limited (10%).

At March 31, 2003, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures of approximately $3,000 during its 2004 fiscal year to maintain this status.

b) New Zealand - PEP 38741

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, at a negotiated date, NZ$479,195. The farm-in costs of NZ$479,195 include the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741 and totaled $399,302. After the farm-in the participant interests in PEP 38741 are TAP (New Zealand) Pty. Ltd. (50%), Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%).

At March 31, 2003, PEP 38741 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration and geology and geophysics, of approximately $15,000 during its 2004 fiscal year to maintain this status.

c) New Zealand - PEP 38480

The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the offshore Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific Energy Ltd. ("Indo") for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%).

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

At March 31, 2003, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and a the remainder of a 2D seismic program totaling approximately $40,000 during its 2004 fiscal year to maintain this status.

d) New Zealand - PPP 38761

The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) was granted Petroleum Prospecting Permit 38761 (PPP 38761), located in the onshore Tarankai Basin, North Island, on February 13, 2003. The Company paid Indo NZ$43,316 for the 10% interest, calculated based on past costs. The Petroleum Prospecting Permit application requires the participants to acquire and process approximately 10km2 of 3D seismic within the existing 3D grid within the first 12 months of the permit and interpret 3D seismic within the permit in light of 3D seismic data acquired in adjacent permits and construct a prospects and leads seriatum.

At March 31, 2003, PPP 38761 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures per the terms described above totaling approximately $22,000 during its 2004 fiscal year to maintain this status.

e) New Zealand - PEP 38723

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the onshore Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") for paying Gondwana past costs plus a 10% premium totaling $72,661 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late. As a result, the Company is in discussions with operator, Indo-Pacific, relating to compensation for the Company's loss of its farm-out costs and loss of opportunity.

f) Papua New Guinea - PPL 192 (and APPL 235)

The Company has a 20% participating interest in Petroleum Prospecting License No. 192 ("PPL 192") located in Papua New Guinea. PPL 192 grants the exclusive right to explore for oil and gas for an initial term of six years commencing January 28, 1997, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon an oil or gas discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners.

The other participants in PPL 192 are Indo-Pacific Energy Ltd. (60%), as the operator, and Mosaic Oil N.L. (15%) and Continental Oil (PNG) Ltd. (5%).

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 4 - OIL AND GAS PROPERTIES (continued)

The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 235, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and management anticipates that this application will be successful. The participant interests in this new permit are currently Indo-Pacific as operator (90%) and the Company (10%) as both Mosaic and Continental have notified the operator that they do not wish to take an interest in APPL 235.

g) Canada - Alberta

During the current fiscal year the Company paid $2,122 for lease rentals and maintenance costs in relation to oil and gas interests previously written-off. As a result, these costs were expensed as incurred.

Refer to Note 12

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

		2003		2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Office unit	$ 228,121	$ (10,706)	$ 217,415	$ 218,673
Furniture and office equipment	93,943	(81,735)	12,208	16,432
Land	170,960	-	170,960	107,960
Leasehold improvements	-	-	-	7,776

	$ 493,024	$ (92,441)	$ 400,583	$ 413,841

During the 2002 fiscal year, the Company purchased a commercial office unit for $391,591, including both land and building. The Company and two related companies used this unit for daily operations over the 2003 fiscal year.

Refer to Note 12

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 6 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2001	1,878,061	$ 9,434,111
Private placement	4,000,000	915,420

Balance at March 31, 2002	5,878,061	10,349,531
Private placement	400,000	124,608
Stock option compensation	-	110,606

Balance at March 31, 2003	6,278,061	$ 10,584,745

During the 2003 fiscal year, a private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

During the 2002 fiscal year, the Company issued 4,000,000 units at a price of US$ 0.15 per unit pursuant to private placement agreements to raise total proceeds of US$ 600,000. Each unit consists of one share of common stock and one share purchase warrant to purchase an additional share of common stock at a price of US$ 0.20 until June 6, 2002, at a price of US$ 0.25 until June 6, 2003 and thereafter at a price of US$ 0.30 until expiry on June 6, 2004. This private placement was ratified by the Company's shareholders at the annual and special meeting on September 19, 2001.

During the 2002 fiscal year, 101,600 shares, previously subject to escrow restrictions, were released from escrow upon the Company receiving regulatory acceptance for the release.

b) Share Purchase Warrants and Incentive Stock Options

At March 31, 2003, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

4,000,000	US$0.25	June 6, 2003/
	US$0.30	June 6, 2004
400,000	US$0.25	August 21, 2003/
	US$0.30	August 21, 2004

4,400,000

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 6 - SHARE CAPITAL (continued)

At March 31, 2003, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005

During the 2003 fiscal year the Company granted 250,000 (2002: Nil) fully vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005. As these options were granted below the market rate as of the day of grant, the Company applied the Black-Scholes option pricing model using the closing price of US$0.63 on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $110,606.

Refer to Note 12

NOTE 7 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At March 31, 2003, the Company owed $81,592 (March 31, 2002 - $3,873) to public companies with directors, officers and principal shareholders in common. At March 31, 2003, a joint venture, in which the participant is a part of, owes the Company $21,374.

b) Consulting Agreement, Wages and Legal Services

During the 2003 fiscal year, the Company paid $121,828 (2002 fiscal year - $21,033) in wages and consulting fees to two directors.

Legal services were provided by a law firm in which a director of the Company is a partner. The cost of these services during the 2003 fiscal year was $13,665 (2002 fiscal year - $28,624).

c) Oil and Gas Property

Indo-Pacific Energy Ltd., AMG Oil Ltd. and Gondwana Energy, Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 4

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

d) Other

During the 2003 fiscal year, the Company incurred $130,162 (2002 fiscal year - $133,981) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company.

Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG, whereby the Company received rental income of $1,000 per month from each company. In February of 2003, AMG gave notice to the Company that due to limited working capital available, AMG would no longer be in a position to pay rent as agreed. As a result the Company received rental income of $23,000 for the 2003 fiscal year.

NOTE 9 - INCOME TAXES

There are no income taxes payable for the 2003 and 2002 fiscal years. At March 31, 2003, the Company has approximately $4.2 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2003 the Company has non-capital losses of $1,076,659 (March 31, 2002 - $500,547) available for future deduction from taxable income earned in Canada, which expire as follows:

2003	$ 349,484
2007	139,371
2008	99,137
2009	488,667

$ 1,076,659

At March 31, 2003, the Company also has losses and deductions of approximately NZ$3,241,853 (March 31, 2002 - NZ$2,614,094) available to offset future taxable income earned in New Zealand, Australia and Papua New Guinea.

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 10 - COMPARATIVE FIGURES

Certain of the prior years' comparative figures have been reclassified in conformity with the current year's financial statement presentation.

NOTE 11 - CONTINGENT LIABILITIES

The Company has written-off $222,976 for which no claim has been made for a number of years. Should any amount ultimately be paid, it will be recorded at the time of payment.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 12 - SUBSEQUENT EVENTS

a) Share Purchase Warrants

The board of directors of the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

b) Oil and Gas Properties

The Company gave notice to the operator of APPL 235, of which TAG has a 10% share, that the Company does not wish to participate in the permit.

The Company gave notice to the operator of PEP 38256, that the Company will increase its interest in PEP 38256 to 35%, resultant from AMG Oil's withdrawal from the permit, subject to JV approval.

The Company has given notice to Indo-Pacific that it will join Indo-Pacific for up to a 25% interest in Block "B" of the Canterbury gazzetal closing May 30, 2003.

c) Consulting, Incentive Share and Non-Competition Agreement

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

d) Share Capital

The Company, on May 14, 2003, issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

e) Incentive Stock Options

The Company, on May 30, 2003, granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2007 respectively.

f) Property and Equipment

The Company, on May 19, 2003, listed its commercial office unit, purchased for $391,591 during the 2002 fiscal year, to be sold.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a) Assets

i) Marketable Securities

Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company's marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2003	2002

Marketable securities under Canadian GAAP	$ 3,300	$ 5,500

Adjustment required under U.S. GAAP	3,600	(17,500)
Cumulative historical adjustments	-	17,500

Marketable securities under U.S. GAAP	$ 6,900	$ 5,500

As a result, total current assets under U.S. GAAP as at March 31, 2003 and 2002 would be $1,227,455 and $2,223,719 respectively.

ii) Oil and Gas Property

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders' equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders' equity section on the balance sheet.

	March 31,	March 31,
	2003	2002

Oil and gas properties under Canadian GAAP	$ 521,041	$ 457,812

Foreign currency translation adjustment	60,991	42,210
Cumulative historical adjustments	(14,331)	(55,228)

Oil and gas properties under U.S. GAAP	$ 567,701	$ 444,794

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2003 and 2002 would be $2,213,513 and $3,082,354, respectively.

b) Stockholders' Equity

i) Common Stock

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2003 and subsequent years. The general effect of the pronouncement is to:

1. require the cost of stock options issued, or repriced in the 2003 or subsequent years, to both employees and non-employees to be booked as an expense, and

2. require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a valuation based on the Black-Scholes options pricing model for its 250,000 options issued during the 2003 fiscal year for Canadian reporting purposes. This has resulted in a stock option compensation cost of $110,606 being recorded in these financial statements for the 2003 fiscal year.

The Company for purposes of US GAAP follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the Company's common shares exceeds the exercise price on the date of grant.

However, Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation (SFAS 123) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black Scholes, or similar option pricing model. SFAS 123 has, in effect, been complied with in the 2003 fiscal year under the Company's new Canadian GAAP rules issued by the CICA.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2003	2002

Common stock under Canadian GAAP	$ 10,584,745	$ 10,349,531

Cumulative historical adjustments	3,042,858	3,042,858

Common stock under U.S. GAAP	$ 13,627,603	$ 13,392,389

During the 2003 fiscal year the Company granted 250,000 (2002 and 2001: Nil) fully vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005. As these options were granted below the market rate as of the day of grant, the Company, under Canadian GAAP, applied the Black-Scholes option pricing model using the closing price of US$0.63 on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $110,606.

ii) Foreign Currency Translation Adjustment

The effects of Note 13(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2003	2002

Foreign currency translation adjustment under Canadian GAAP	$ -	$ -

Foreign currency translation adjustment	60,991	42,210
Cumulative historical adjustments	(14,331)	(55,228)

Foreign currency translation adjustment under U.S. GAAP	$ 46,660	$ (13,018)

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)Accumulated Deficit

The effects of Note 13(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2003	2002

Deficit under Canadian GAAP	$ (8,527,037)	$ (7,531,784)
Net loss under U.S. GAAP	(991,653)	(131,136)
Deduct net loss under Canadian GAAP	995,253	131,136
Cumulative historical adjustments	(3,042,858)	(3,042,858)

Accumulated deficit under U.S. GAAP	$ (11,566,296)	$ (10,574,642)

iv) Accumulated Other Comprehensive Income

The effects of Note 13(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2003	2002

Accumulated other comprehensive income
under Canadian GAAP	$ -	$ -

Realized gain on marketable securities	-	-
Unrealized gain (loss) on marketable securities	3,600	(17,500)
Cumulative historical adjustments	-	17,500

Accumulated other comprehensive income
under U.S. GAAP	$ 3,600	$ -

As a result of these adjustments, total stockholders' equity under U.S. GAAP as at March 31, 2003 and 2002 would be $2,104,368 and $2,804,729, respectively.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Loss and and Comprehensive Income for the Year

The following are the effects of Note 13(a) and (b) on net loss for the 2003, 2002, and 2001 fiscal years:

	2003	2002	2001

Net loss for the year under
Canadian GAAP	$ (995,253)	$ (131,136)	$ (504,908)

Net loss for the year under U.S. GAAP	$ (995,253)	$ (131,136)	$ (504,908)

Other comprehensive income:
Realized gain on marketable securities	-	-	(16,170)
Unrealized gain on marketable
securities	3,600	(17,500)	(10,000)

Comprehensive loss for the year
under U.S. GAAP	$ (991,653)	$ (148,636)	$ (531,078)

d) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

TAG OIL LTD.

Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003	2002	2001

Numerator, net loss for the
year under U.S. GAAP	$ (991,653)	$ (131,136)	$ (504,908)

Denominator:
Weighted-average number of
shares under Canadian GAAP	6,122,445	5,154,773	1,878,061
Adjustment required under
U.S. GAAP	-	-	(101,600)

Weighted-average number of
shares under U.S. GAAP	6,122,445	5,154,773	1,776,461

Basic and diluted loss per share
under U.S. GAAP	$ (0.16)	$ (0.03)	$ (0.28)

At March 31, 2003, there were 4,400,000 share purchase warrants outstanding (2002: 4,000,000 and 2001: Nil) and there were 250,0000 stock options outstanding (2002: Nil and 2001: Nil).

Refer to Note 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

e) Operating Activities

The effects of the adjustments required to reconcile from U.S. to Canadian GAAP are summarized as follows:

	2003	2002	2001

Net loss for the year under U.S. GAAP	$ (991,653)	$ (131,136)	$ (504,908)

Write-off of oil and gas properties:
Under Canadian GAAP	454,150	-	504,679
Other components of operating
activities which are similar under
Canadian and U.S. GAAP	(168,268)	578,349	(92,250)

Net cash used in operating activities	$ (705,771)	$ 447,213	$ (92,479)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:                                                TAG OIL LTD.

ISSUER ADDRESS:                                                SUITE 400, 534 17th AVENUE SW
                                                                                 CALGARY ALBERTA
                                                                                 T2S 0B1

ISSUER TELEPHONE NUMBER:                          (403) 770-1934

CONTACT PERSON:                                             GARTH JOHNSON

CONTACT'S POSITION:                                       CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:                    (604) 682-6496

CONTACT E-MAIL ADDRESS:                           ir@tagoil.com

WEB SITE ADDRESS:                                           www.tagoil.com

FOR QUARTER ENDED:                                        MARCH 31, 2003

DATE OF REPORT:                                                JULY 11, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead                        "Drew Cadenhead"                  03/07/18
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)            DATE SIGNED(YY/MM/DD)

Garth Johnson                              "Garth Johnson"                        03/07/18
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)            DATE SIGNED(YY/MM/DD)

TAG OIL LTD.

Schedule B: Supplementary Information
(Expressed in Canadian Dollars)

For the Year Ended March 31, 2003

1. For the quarter under review:
a) Summary of common shares issued:	400,000
b) Summary of stock options	250,000
c) Summary of share purchase warrants granted:	400,000
2. As at the end of the of the quarter under review:
a) Authorized capital:	Unlimited number of common shares without par value
Issued and outstanding:	6,278,061 common shares
b) Summary of stock options outstanding:	250,000
c) Summary of warrants outstanding:	4,400,000
c) Total shares in escrow:	None
d) List of directors and officers:	Alan Hart, President, CEO and Director
Garth Johnson, Secretary, CFO and Director
Bernhard Zinkhofer, Director
Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures, common share, share purchase warrant and stock option issuances and details of related party transactions for the fiscal period ending March 31, 2003, please refer to Schedule A of this BC Form 51-901F.

TAG OIL LTD.

Schedule C: Management Discussion
(Expressed in Canadian Dollars)

For the Year Ended March 31, 2003

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds hydrocarbon exploration permit interests of 10% in Papua New Guinea permit APPL 235, 10% in New Zealand permit PEP 38256, 25% in New Zealand Permit PEP 38480, 20% in New Zealand Permit PEP 38741 and 10% of New Zealand Permit PPP 38761. The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the twelve-month period ended March 31, 2003 was $995,253 or $0.16 per share, compared to a loss of $131,136 or $0.03 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $827,989 (2001: $211,827), which were partially offset by a recovery of costs of $222,976, interest income of $43,470, rental income of $23,000 and a gain on sale of marketable securities of $3,656. In addition, the Company, during the year ended March 31, 2003, wrote-off oil and gas property costs of $72,661 relating to the purchase of PEP 38723 from Gondwana Energy, Ltd. and $381,489 relating to the costs of PPL 192 (APPL 235). All General and Administrative costs, with the exception of accounting and audit, general exploration and legal, which decreased to $10,947 (2002: $13,097), $2,132 (2002: $4,888) and $23,576 (2002: $45,620) respectively, increased dramatically when compared to the previous year as a result of the Companies increased efforts in searching for and acquiring new oil and gas opportunities. See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details. The Company's operating loss, for the comparable period last year, was substantially less than the current twelve-month periods loss as a result of less company activity for the period. In 2002, general and administrative costs of $211,827 and a write-down of marketable securities of $7,000 were partially offset by interest income of $83,691 and rental income of $4,000.

Administrative costs, as previously noted, were $827,989 for the twelve-month period ended March 31, 2003, compared to $211,827 for the same period last year. Administrative costs for the period include foreign exchange costs of $80,463 compared to a recovery on foreign exchange of $39,129 for the same period last year, $85,172 (2002 - $57,951) for wages and associated benefits, $207,801 (2002 - $33,062) for consulting fees, inclusive of stock based compensation, $55,768 (2002 - $1,954) for travel, $46,022 (2002 - $14,987) for office costs, $37,953 (2002 - $17,329) for corporate relations and development, $16,558 (2002 - $9,684) for telephone, $21,960 (2002 - $15,071) for filing and transfer agent fees, $2,132 (2002 - $4,888) for general exploration, $26,169 (2002 - $18,643) for rent, $34,523 (2002 - $58,717) for professional fees and $26,051 (2002 - $9,747) for printing. The Company also experienced increased amortization costs of $14,532 (2002 - $8,923) and property tax costs of $3,447 (2002 - Nil) as a result of the Company's purchase of its commercial office unit. New costs were also incurred to increase our efforts in searching for and acquiring new oil and gas opportunities. These new costs are directors fee's relating to the Companies President of $87,175, investor relations costs of $62,250 and website development costs of $20,013.

Liquidity and Capital Resources

The Company had $1,111,267 in cash and cash equivalents and $1,136,084 in working capital at March 31, 2003. This compares to $2,211,443 in cash and cash equivalents and $1,946,094 in working capital for year ended March 31, 2002. The Company had a net use of cash of $705,771 from operating activities for the period ending March 31, 2003 compared to a net use of cash of $90,438 for the comparable period ending March 31, 2002.

Financing activities consisted of the Company receiving $124,608 (US$80,000) as a result of the issuance of common shares during the period ending March 31, 2003, compared with the Company receiving $915,420 (US$ 600,000) as a result of the issuance of common shares during the similar period last year.

Investing activities consisted of the Company using $517,379 of cash for the purchase of interests in oil and gas properties in New Zealand, using $7,490 of cash for property and equipment and receiving cash proceeds of $5,856 as a result of the Company selling marketable securities for the period ended March 31, 2003. The net result was a net use of cash of $519,013 for investing activities. This compares to a net use of cash totaling $377,769 that was used for investing activities, which related to a purchase of a commercial office unit for $391,591, including both land and building, exploration costs of $11,701 and exploration cost recoveries of $25,523 during the period ended March 31, 2002. The net impact of these cash activities during the period resulted in a net decrease in cash of $1,100,176 for the twelve months ended March 31, 2003, compared to a net increase in cash of $447,213 for the comparable period ended March 31, 2002.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (10%)

Review of the permit, following the drilling of two wells in the year 2000, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon Lead as a large structure adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered.

On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

PEP 38256 now requires the participants to complete a work program that includes the following:

i) Prior to February 25, 2004, reprocess 30 kilometers of existing seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and

ii) submit an ongoing suitable work program for the remainder of the permit term or surrender the permit.

The Company's share of expected costs relating to the work to be completed prior to March 31, 2004 is estimated to be $3,000.

New Zealand License - PEP 38723; Onshore Taranaki Basin, North Island (20%)

The Company, by way of a farm-out agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38723 ("PEP 38723") from related company Gondwana Energy, Ltd. ("Gondwana") in exchange for paying Gondwana past costs plus a 10% premium totaling $70,588 (US$46,200). In November of 2002, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application as it was filed late. As a result, the Company is in discussions with operator, Indo-Pacific Energy Ltd. ("Indo-Pacific"), relating to compensation for the Company's loss of its farm-out costs and loss of opportunity.

New Zealand License - PEP 38741; Onshore Taranaki Basin, North Island (20%)

The Company, by way of a farm-in agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 20% participating interest in the Taranki Basin, North Island Permit 38741 ("PEP 38741") from related company Indo-Pacific Energy Ltd. for agreeing to pay Indo-Pacific, at a negotiated date, NZ$479,195. The farm-in costs of NZ$479,195 include the Company's share of planning, acquisition and processing of the 3D seismic program currently underway over the permit, up to a ceiling amount, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741.

After the farm-in the participant interests in PEP 38741 are TAP (New Zealand) Pty Ltd. (50%,) Indo-Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%). The Company's share of expected costs, relating to the work to be completed prior to March 31, 2004 is estimated to be $15,000.

New Zealand License - PEP 38480; Offshore Taranaki Basin, North Island (20%)

The Company, by way of a sale agreement with an effective date in August 2002 and dated September 09, 2002, acquired a 25% participating interest in the Taranki Basin, North Island Permit 38480 ("PEP 38480") from related company Indo-Pacific for agreeing to pay Indo, 25% of past costs of acquisition totaling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%). The Company's share of expected costs relating to the work to be completed prior to March 31, 2004 is estimated to be $40,000.

New Zealand License - PPP 38761 (formerly "PPP"); Onshore Taranaki Basin, North Island (20%)

The Company (10%), and other JV participants, Indo-Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) was granted Petroleum Prospecting Permit 38761 (PPP 38761), located in the onshore Tarankai Basin, North Island, on February 13, 2003. The Company paid Indo NZ$43,316 for the 10% interest, calculated based on past costs. The Company's share of expected costs relating to the work to be completed prior to March 31, 2004 is estimated to be $22,000.

Papua New Guinea - PPL 192 (and APPL 235); Onshore Papuan Basin (20%)

The participants have completed the work program required for the first three years, including the acquisition of seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 235, of which the Company would have a 10% interest, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and management anticipates that this application will be successful. The participant interests in this new permit are currently Indo-Pacific as operator (90%) and the Company (10%) as both Mosaic and Continental have notified the operator that they do not wish to take an interest in APPL 235.

Other information - Investor Relations

In July of 2002 the Company entered into an Investor Relations Service Agreement with Republic Communications for a six-month period, which was extended for an additional period of six-months, at a rate of US$5,000 per month after which the agreement will terminate unless mutually agreed by the Company and Republic to be renewed. Other than responding to shareholder inquiries on the Company's general information line and issuing required press releases, there were no shareholder relations' activities undertaken by or on behalf of the Company during the 2003 fiscal year to date.

Subsequent Events

Change of Directors and Officer

In April of 2003, Mr. Drew Cadenhead was appointed the Company's President and CEO, replacing Mr. Alan Hart in this capacity. Mr. Cadenhead also joined the Company's Board of Directors.

In April of 2003, Mr. Alan Hart was appointed as the Company's Chairman of the Board.

In May of 2003, Mr. Gordon Abougoush was appointed to the Company's Board of Directors, replacing Mr. Bernhard Zinkhofer who resigned.

For analysis of other events that occurred subsequent to March 31, 2003, please refer to Note 11 - Subsequent Events of Schedule A, of this BC Form 51-901F.

July 18, 2003

"Drew Cadenhead"

Drew Cadenhead
President and Chief Executive Officer

For further shareholder information contact Republic Communications at Tel: 1-866-414-4144, or Email:

..

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Gavin Adlam
Secretary, CFO and Director	Wellington, New Zealand
Surrey, British Columbia
Minter Ellison
Barry MacNeil	Adelaide, South Australia
Director
Surrey, British Columbia	Posman Kua Aisi
Port Moresby, Papua New Guinea
Gordon Abougoush
Director	AUDITORS
Kelowna, British Columbia
De Visser Gray
CORPORATE OFFICE	Chartered Accountants
Vancouver, British Columbia
Suite 400, 534 17th Avenue
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Canada T2S 0B1
Telephone: 1-604-682-6496	Computershare Investor Services
Facsimile: 1-604-682-1174	Corporate Services Division
510 Burrard Street
Shareholder Relations	Vancouver, British Columbia
Telephone: 1-866-414-4144	Canada V3C 3B9
Email:	Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
REGIONAL EXPLORATION OFFICE
ANNUAL GENERAL MEETING
1067-88 Valley Road
RD1 Wakefiled 7181	The Annual General Meeting will be held at
New Zealand	2:00 pm on August 27, 2003 at the corporate
office of the Company at Suite 400, 534 17th
SUBSIDIARIES	Avenue Calgary, Alberta T2S 0B1.

Durum Energy (New Zealand) Limited	SHARE LISTING
Durum (Australia) Pty. Ltd.
Durum Energy (PNG) Pty Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL

At March 31, 2003, there were
6,278,061 shares issued and outstanding.
Fully diluted: 10,928,061 shares